Exhibit 99.1

PROGRESSIVE WASTE SOLUTIONS LTD. REPORTS RESULTS FOR THE THREE MONTHS AND YEAR ENDED DECEMBER 31, 2013
In fiscal year 2014, expects stronger financial results, when expressed in constant currency

Toronto, Ontario – February 13, 2014 – Progressive Waste Solutions Ltd. (the “Company”) (NYSE, TSX: BIN) reported financial results for the three months and year ended December 31, 2013.

Fourth quarter highlights
-
Consolidated revenues of approximately $502.0 million, up 1.2%, despite the negative impact of approximately $11.3 million foreign currency exchange relative to the year-ago quarter.  Excluding the negative impact of foreign exchange, consolidated revenues increased 3.5%

-	Organic revenue growth driven by higher core price of 1.6%
-
Adjusted EBITDA(A) of $131.9 million and free cash flow(B), excluding internal infrastructure investment, of $62.3 million, an increase of 27.3%.  Excluding the negative impact of foreign exchange, adjusted EBITDA(A) was $135.5 million and free cash flow(B), excluding internal infrastructure investment, was $63.3 million

-	Adjusted net income(A) per share of $0.29 versus $0.24 in the same quarter last year

Management Commentary
(All amounts are in United States (“U.S.”) dollars, unless otherwise stated)

“With our fourth-quarter results, we achieved a solid finish to the year, in line with or better than our expectations.  Organic revenues were driven by higher pricing in every service line.  Our consolidated core price improvement of 1.6% reflects the focused sales execution we are applying across our collection, transfer and disposal service lines, and which helped to offset the impact of lower volumes due to the unusually harsh weather in December,” said Joseph Quarin, President and Chief Executive Officer, Progressive Waste Solutions Ltd.

 “2013 marked a pivotal year for Progressive Waste Solutions, as we established a firm foundation for improved operational execution going forward.  We welcomed several new members to the senior team, including Kevin Walbridge to the role of Executive Vice President, Chief Operating Officer effective January 1, 2014, and Dan Pio to the role of Executive Vice President, Strategy and Business Development.  At the same time, we unified our entire organizational structure and leadership group, improving our ability to strategically manage our capital and drive cost efficiencies and best practices throughout our business.  And by aligning our management team’s compensation to greater asset utilization and capital efficiency, we believe we have all of the components in place to continue to improve our return on invested capital.”

Mr. Quarin continued, “We have a strong sense of momentum as we enter 2014, with plans to create value for shareholders both through operational execution and through strategic and disciplined capital allocation.  Our guidance for this fiscal year reflects the growth we expect to achieve in our organic business in the U.S. and Canada, through price and volume improvements, as well as cost efficiencies, but is muted by the impact of foreign currency exchange we have assumed in our outlook.  We do not have operational exposure to the volatility of the Canadian dollar, but there is an impact to our reportable results which are denominated in U.S. currency.  In providing our guidance for 2014, we are highlighting our sensitivity to foreign currency translation, in order to demonstrate the underlying operational strength in our performance outlook.”

Fourth quarter ended December 31, 2013
Reported revenues increased $6.2 million or 1.2% from $495.8 million in the fourth quarter of 2012 to $502.0 million in the fourth quarter of 2013.  Expressed on a reportable basis and assuming a foreign currency exchange (“FX”) rate of parity between the Canadian and U.S. dollar (“FX parity”), revenues increased 3.5% due in large part to a 2.5% increase attributable to acquisitions.  The remaining increase is a function of higher overall core pricing and recycled commodity pricing which outpaced lower volumes and fuel surcharges.

Operating income was $58.3 million in the fourth quarter of 2013 versus $58.6 million in the fourth quarter of 2012.    Net income was $36.2 million versus $11.8 million in the fourth quarters of 2013 and 2012, respectively.

Progressive Waste Solutions Ltd. – December 31, 2013 - 1

Adjusted amounts
Adjusted EBITDA(A) was $131.9 million in the fourth quarter of 2013 versus $133.7 million posted in the same quarter a year ago.  Adjusted operating EBIT(A) was $59.1 million or (4.0)% lower in the quarter compared to $61.6 million in the same period last year.  Adjusted net income(A) was $33.4 million, or $0.29 per diluted share, compared to $28.2 million, or $0.24 per diluted share in the comparative period.

Year ended December 31, 2013
For the year ended December 31, 2013, reported revenues increased $129.3 million or 6.8% from $1,896.7 million in 2012 to $2,026.0 million.  Expressed on a reportable basis and at FX parity, revenues increased 8.1% on a comparative basis.  The increase is due in large part to a 6.2% increase attributable to acquisitions and higher overall core pricing, recycled commodity pricing and volumes.

For the year ended December 31, operating income was $232.9 million in 2013 versus $237.7 million in 2012.  Net income was $118.0 million versus $94.4 million for the years ended December 31, 2013 and 2012, respectively.

Adjusted amounts
For the year ended December 31, adjusted EBITDA(A) was $530.8 million or 2.1% higher in 2013 versus $519.7 million in 2012.  These results were affected by a negative $0.8 million foreign exchange impact relative to our Q3 2013 guidance foreign exchange assumption.  Adjusted operating EBIT(A) was $246.2 million compared to the $246.1 million recorded last year.  Adjusted net income(A) was $127.2 million, or $1.10 per diluted share, compared to $113.2 million, or $0.97 per diluted share in the same period last year.

Other highlights for the three months ended December 31, 2013
•	Consolidated core price increased 1.6%, reflecting organic average price change, net of rollbacks and excluding fuel surcharges, across the Company’s customer base
•
Consolidated organic volume declined 1.1%.  Included in the consolidated organic volume decline in the quarter was an approximately 260 basis point decrease related to Superstorm Sandy volumes we received in the prior year coupled with the completion of three municipal contracts in the Company’s Canadian operations and the closure of the Calgary landfill to municipal solid waste.  Excluding these three events, our consolidated organic volume growth would have been 1.5%

2014 Outlook
The Company is providing its outlook assuming no change in the current economic environment and excluding the impact of any acquisitions we may complete in 2014.  Our outlook has been prepared assuming an FX rate of $0.90.

In fiscal year 2014, we expect solid improvement in revenue, adjusted EBITDA(A) and adjusted EBITDA(A) margins, expressed in constant currency, where constant currency refers to 2013 actual and 2014 outlook amounts translated at the same average FX rate.

Readers are reminded that the Company’s 2013 financial results were translated to U.S. dollars at an average FX rate of $0.9707 compared to $0.90 for our 2014 outlook.  Readers are further reminded that we earn a significant portion of our revenues and income in Canada.  Based on our 2014 guidance outlook, if the U.S. dollar strengthens by one cent our reported revenues will decline by approximately $8,200.  EBITDA(A) is similarly impacted by approximately $2,500, assuming a strengthening U.S. dollar.  The impact on net income and free cash flow(B) for a similar change in FX rate, results in an approximately $1,100 and $900 decline, respectively.  Should the U.S. dollar weaken by one cent, our reported revenues, EBITDA(A), net income and free cash flow(B) will improve by amounts similar to those outlined above as a result of a strengthening U.S. dollar.

The purpose of presenting this outlook is to provide investors and analysts with our expected results for the coming year.

Our outlook, which is forward-looking, was approved by management on February 12, 2014.  Our actual results may differ materially and are subject to risks and uncertainties.  Please refer to the 2014 outlook assumptions and factors and Caution regarding forward looking statements sections of this press release for further information.

Progressive Waste Solutions Ltd. – December 31, 2013 - 2

Our 2014 outlook is as follows (in millions of U.S. dollars, except per share amounts and where otherwise stated):

2014 Guidance

Revenue	$1,990 to $2,010
Adjusted EBITDA(A)	$528 to $538
Amortization expense, as a percentage of revenue	14.2%
Adjusted operating EBIT(A)	$245 to $253
Interest on long-term debt	$64 to $66
Effective tax rate as a percentage of income before income tax expense and net (income) loss from equity accounted investee	30% to 32%
Cash taxes (expressed on an adjusted basis)	$35 to $37
Adjusted net income(A) per diluted share	$1.06 to $1.15
Free cash flow(B) excluding additional internal infrastructure investment	$210 to $225
Capital and landfill expenditures excluding internal infrastructure investment and includes net proceeds on sale	$212 to $216
Internal infrastructure investment	$20
Expected annual cash dividend, payable on a quarterly basis	C$0.60 per share

The table set out below, compares our 2014 outlook to our 2013 actual results translated at an average FX rate of $0.90 (in millions of U.S. dollars, except per share amounts and where otherwise stated):

	2013 results translated at an average FX rate of 90 cents	2014 Guidance

Revenue	$1,970	$1,990 to $2,010
Adjusted EBITDA(A)	$513	$528 to $538
Amortization expense, as a percentage of revenue	14.6%	14.2%
Adjusted operating EBIT(A)	$237	$245 to $253
Interest on long-term debt	$57	$64 to $66
Effective tax rate as a percentage of income before income tax expense and
net (income) loss from equity accounted investee	33%	30% to 32%
Cash taxes (expressed on an adjusted basis)	$30	$35 to $37
Adjusted net income(A) per diluted share	$1.07	$1.06 to $1.15
Free cash flow(B) excluding additional internal infrastructure investment	$224	$210 to $225
Capital and landfill expenditures excluding internal infrastructure investment and includes net proceeds on sale	$209	$212 to $216
Internal infrastructure investment	$37	$20
Actual or expected annual cash dividend, payable on a quarterly basis	C$0.58 per share	C$0.60 per share

Progressive Waste Solutions Ltd. – December 31, 2013 - 3

Progressive Waste Solutions Ltd.
Consolidated Statements of Operations and Comprehensive Income or Loss (“Statement of Operations and Comprehensive Income or Loss”)
For the three months (unaudited) and years ended December 31, 2013 (unaudited) and 2012 (stated in accordance with accounting principles generally accepted in the United States of America (“U.S.”)  and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2013	2012	2013	2012

REVENUES	$502,007	$495,822	$2,026,039	$1,896,741
EXPENSES
OPERATING	310,193	305,236	1,249,252	1,154,764
SELLING, GENERAL AND ADMINISTRATION	60,671	59,814	255,173	230,740
AMORTIZATION	73,379	71,766	296,491	274,118
NET (GAIN) LOSS ON SALE OF CAPITAL ASSETS	(566)	383	(7,793)	(592)
OPERATING INCOME	58,330	58,623	232,916	237,711
INTEREST ON LONG-TERM DEBT	15,482	14,494	60,754	57,428
NET FOREIGN EXCHANGE LOSS (GAIN)	419	(3)	(1,061)	9
NET (GAIN) LOSS ON FINANCIAL INSTRUMENTS	(5,819)	3,541	(4,282)	1,725
LOSS ON EXTINGUISHMENT OF DEBT	1,240	16,924	1,240	16,924
OTHER EXPENSES	-	-	-	105
INCOME BEFORE INCOME TAX EXPENSE AND NET (INCOME) LOSS
FROM EQUITY ACCOUNTED INVESTEE	47,008	23,667	176,265	161,520
INCOME TAX EXPENSE
Current	6,431	10,969	29,535	49,281
Deferred	4,552	934	28,908	17,841
	10,983	11,903	58,443	67,122
NET (INCOME) LOSS FROM EQUITY ACCOUNTED INVESTEE	(217)	11	(148)	41
NET INCOME	36,242	11,753	117,970	94,357

OTHER COMPREHENSIVE (LOSS) INCOME:
Foreign currency translation adjustment	(16,444)	(6,322)	(33,181)	11,702

Derivatives designated as cash flow hedges, net of
income tax $10 and $566 (2012 - ($1,089) and ($863))	(18)	2,025	(1,051)	1,604
Settlement of derivatives designated as cash flow hedges,
net of income tax ($5) and ($247) (2012 - ($170) and ($177))	8	314	457	329
	(10)	2,339	(594)	1,933
TOTAL OTHER COMPREHENSIVE (LOSS) INCOME	(16,454)	(3,983)	(33,775)	13,635
COMPREHENSIVE INCOME	$19,788	$7,770	$84,195	$107,992

Net income per weighted average share, basic and diluted	$0.31	$0.10	$1.02	$0.81
Weighted average number of shares outstanding
(thousands), basic and diluted	115,175	115,163	115,170	116,178

Progressive Waste Solutions Ltd. – December 31, 2013 - 4

Progressive Waste Solutions Ltd.
Consolidated Balance Sheets (“Balance Sheet”)
December 31, 2013 (unaudited) and December 31, 2012 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars except issued and outstanding share amounts)
	December 31,	December 31,
	2013	2012
ASSETS
CURRENT
Cash and cash equivalents	$31,980	$29,940
Accounts receivable	229,548	238,958
Other receivables	68	440
Prepaid expenses	34,886	38,762
Income taxes recoverable	2,531	2,928
Restricted cash	498	476
Other assets	2,149	1,573
	301,660	313,077

OTHER RECEIVABLES	-	72
FUNDED LANDFILL POST-CLOSURE COSTS	10,690	9,885
INTANGIBLES	220,078	287,847
GOODWILL	905,347	929,114
LANDFILL DEVELOPMENT ASSETS	20,247	19,715
DEFERRED FINANCING COSTS	19,037	20,060
CAPITAL ASSETS	937,252	927,518
LANDFILL ASSETS	952,731	963,720
INVESTMENTS	5,659	4,062
OTHER ASSETS	19,869	491
	$3,392,570	$3,475,561

LIABILITIES
CURRENT
Accounts payable	$100,270	$120,341
Accrued charges	136,991	131,528
Dividends payable	16,243	16,206
Income taxes payable	2,048	1,986
Deferred revenues	17,180	19,002
Current portion of long-term debt	5,969	6,907
Landfill closure and post-closure costs	10,332	8,871
Other liabilities	12,925	2,527
	301,958	307,368

LONG-TERM DEBT	1,542,289	1,681,370
LANDFILL CLOSURE AND POST-CLOSURE COSTS	114,122	104,281
OTHER LIABILITIES	14,743	6,166
DEFERRED INCOME TAXES	129,887	103,795
	2,102,999	2,202,980

SHAREHOLDERS' EQUITY
Common shares (authorized - unlimited, issued
and outstanding - 114,852,852 (December 31, 2012 - 114,993,864))	1,773,734	1,773,530
Restricted shares (issued and outstanding - 322,352 (December 31, 2012 - 172,500))	(6,654)	(3,460)
Additional paid in capital	2,796	2,166
Accumulated deficit	(398,414)	(451,539)
Accumulated other comprehensive loss	(81,891)	(48,116)
Total shareholders' equity	1,289,571	1,272,581
	$3,392,570	$3,475,561

Progressive Waste Solutions Ltd. – December 31, 2013 - 5

Progressive Waste Solutions Ltd.
Consolidated Statements of Cash Flows (“Statement of Cash Flows”)
For the three months (unaudited) and years ended December 31, 2013 (unaudited)  and 2012 (stated in accordance with accounting principles generally accepted in the U.S. and in thousands of U.S. dollars, except share and net income per share amounts)
	Three months ended		Year ended
	2013	2012	2013	2012

NET INFLOW (OUTFLOW) OF CASH RELATED TO THE FOLLOWING ACTIVITIES
OPERATING
Net income	$36,242	$11,753	$117,970	$94,357
Items not affecting cash
Restricted share expense	562	819	2,004	2,034
Write-off of deferred financing costs	1,240	11,726	1,240	11,726
Accretion of landfill closure and post-closure costs	1,418	1,313	5,655	5,240
Amortization of intangibles	14,046	14,379	62,929	53,585
Amortization of capital assets	38,155	37,841	152,728	141,192
Amortization of landfill assets	21,178	19,546	80,834	79,341
Interest on long-term debt (amortization of deferred financing costs)	854	596	3,436	5,665
Net (gain) loss on sale of capital assets	(566)	383	(7,793)	(592)
Net (gain) loss on financial instruments	(5,819)	3,541	(4,282)	1,725
Deferred income taxes	4,552	934	28,908	17,841
Net (income) loss from equity accounted investee	(217)	11	(148)	41
Landfill closure and post-closure expenditures	(742)	(1,336)	(4,276)	(6,737)
Changes in non-cash working capital items	19,706	(27,322)	11,530	(68,657)
Cash generated from operating activities	130,609	74,184	450,735	336,761
INVESTING
Acquisitions	(104)	(168,608)	(3,273)	(282,313)
Investments in cost and equity accounted for investees	(728)	-	(1,746)	-
Restricted cash deposits	-	(1)	(22)	(24)
Investment in other receivables	-	-	(134)	(148)
Proceeds from other receivables	140	110	556	440
Funded landfill post-closure costs	(448)	(117)	(1,134)	(404)
Purchase of capital assets	(42,242)	(54,410)	(208,202)	(180,322)
Purchase of landfill assets	(17,154)	(18,471)	(65,660)	(66,556)
Proceeds from the sale of capital assets	5,551	654	21,183	2,761
Investment in landfill development assets	(744)	(461)	(3,334)	(3,968)
Cash utilized in investing activities	(55,729)	(241,304)	(261,766)	(530,534)
FINANCING
Payment of deferred financing costs	(3,938)	(16,975)	(4,762)	(17,315)
Proceeds from long-term debt	103,023	1,617,304	770,139	1,924,480
Repayment of long-term debt	(150,736)	(1,401,816)	(880,800)	(1,568,323)
Proceeds from the exercise of stock options	-	39	112	403
Repurchase of common shares and related costs	-	-	(14)	(65,633)
Purchase of, net of proceeds from, restricted shares	-	-	(4,462)	(541)
Dividends paid to shareholders	(16,469)	(16,260)	(63,725)	(63,478)
Cash (utilized in) generated from financing activities	(68,120)	182,292	(183,512)	209,593
Effect of foreign currency translation on cash and cash equivalents	(1,844)	(655)	(3,417)	(23)
NET CASH INFLOW	4,916	14,517	2,040	15,797
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD OR YEAR	27,064	15,423	29,940	14,143
CASH AND CASH EQUIVALENTS, END OF YEAR	$31,980	$29,940	$31,980	$29,940
SUPPLEMENTAL CASH FLOW INFORMATION:
Cash and cash equivalents are comprised of:
Cash	$28,200	$28,929	$28,200	$28,929
Cash equivalents	3,780	1,011	3,780	1,011
	$31,980	$29,940	$31,980	$29,940
Cash paid during the period or year for:
Income taxes	$4,406	$11,833	$35,429	$53,531
Interest	$15,989	$17,170	$62,336	$57,109

Progressive Waste Solutions Ltd. – December 31, 2013 - 6

FX Impact on Consolidated Results
The following tables have been prepared to assist readers in assessing the FX impact on selected results for the three months and year ended December 31, 2013.

			Three months ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2013	December 31, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative period)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$495,822	$17,481	$513,303	$(11,296)	$502,007
Operating expenses	305,236	11,244	316,480	(6,287)	310,193
Selling, general and administration	59,814	2,426	62,240	(1,569)	60,671
Amortization	71,766	3,201	74,967	(1,588)	73,379
Net loss (gain) on sale of capital assets	383	(988)	(605)	39	(566)
Operating income	58,623	1,598	60,221	(1,891)	58,330
Interest on long-term debt	14,494	1,843	16,337	(855)	15,482
Net foreign exchange (gain) loss	(3)	420	417	2	419
Net loss (gain) on financial instruments	3,541	(9,465)	(5,924)	105	(5,819)
Loss on extinguishment of debt	16,924	(15,684)	1,240	-	1,240
Income before net income tax expense and
net loss (income) from equity accounted investee	23,667	24,484	48,151	(1,143)	47,008
Net income tax expense	11,903	(514)	11,389	(406)	10,983
Net loss (income) from equity accounted investee	11	(234)	(223)	6	(217)
Net income	$11,753	$25,232	$36,985	$(743)	$36,242

Adjusted EBITDA(A)	$133,737	$1,729	$135,466	$(3,539)	$131,927
Adjusted EBITA(A)	$76,350	$(1,542)	$74,808	$(2,214)	$72,594
Adjusted operating income or adjusted operating EBIT(A)	$61,588	$(448)	$61,140	$(2,026)	$59,114
Adjusted net income(A)	$28,152	$6,045	$34,197	$(780)	$33,417
Free cash flow(B)	$36,620	$22,062	$58,682	$(983)	$57,699

Progressive Waste Solutions Ltd. – December 31, 2013 - 7

				Year ended
	December 31, 2012	December 31, 2013	December 31, 2013	December 31, 2013	December 31, 2013
	(as reported)	(organic, acquisition and other non- operating changes)	(holding FX constant with the comparative year)	(FX impact)	(as reported)

Consolidated Statement of Operations
Revenues	$1,896,741	$152,980	$2,049,721	$(23,682)	$2,026,039
Operating expenses	1,154,764	107,640	1,262,404	(13,152)	1,249,252
Selling, general and administration	230,740	27,860	258,600	(3,427)	255,173
Amortization	274,118	25,765	299,883	(3,392)	296,491
Net gain on sale of capital assets	(592)	(7,320)	(7,912)	119	(7,793)
Operating income	237,711	(965)	236,746	(3,830)	232,916
Interest on long-term debt	57,428	5,075	62,503	(1,749)	60,754
Net foreign exchange loss (gain)	9	(1,105)	(1,096)	35	(1,061)
Net loss (gain) on financial instruments	1,725	(6,039)	(4,314)	32	(4,282)
Loss on extinguishment of debt	16,924	(15,684)	1,240	-	1,240
Other expense	105	(105)	-	-	-
Income before net income tax expense and
net loss (income) from equity accounted investee	161,520	16,893	178,413	(2,148)	176,265
Net income tax expense	67,122	(7,850)	59,272	(829)	58,443
Net loss (income) from equity accounted investee	41	(193)	(152)	4	(148)
Net income	$94,357	$24,936	$119,293	$(1,323)	$117,970

Adjusted EBITDA(A)	$519,659	$18,495	$538,154	$(7,379)	$530,775
Adjusted EBITA(A)	$299,126	$2,683	$301,809	$(4,596)	$297,213
Adjusted operating income or adjusted operating EBIT(A)	$246,133	$4,249	$250,382	$(4,231)	$246,151
Adjusted net income(A)	$113,187	$15,608	$128,795	$(1,643)	$127,152
Free cash flow(B)	$172,460	$20,181	$192,641	$(1,610)	$191,031

Progressive Waste Solutions Ltd. – December 31, 2013 - 8

Other Financial Highlights
(all amounts are in thousands of U.S. dollars, excluding per share amounts)

	Three months ended		Year ended
		December 31		December 31
	2013	2012	2013	2012

Operating income	$58,330	$58,623	$232,916	$237,711
Transaction and related (recoveries) costs - SG&A	(2,349)	462	(2,460)	2,507
Fair value movements in stock options - SG&A(*)	(182)	703	5,879	(110)
Restricted share expense - SG&A(*)	350	819	1,142	2,034
Non-operating or non-recurring expenses - SG&A	2,965	981	4,600	3,991
Impairment of intangible assets - Amortization	-	-	4,074	-
Adjusted operating income or adjusted operating EBIT(A)	59,114	61,588	246,151	246,133
Net (gain) loss on sale of capital assets	(566)	383	(7,793)	(592)
Amortization(*)(*)	73,379	71,766	292,417	274,118
Adjusted EBITDA(A)	131,927	133,737	530,775	519,659
Amortization of capital and landfill assets	(59,333)	(57,387)	(233,562)	(220,533)
Adjusted EBITA(A)	$72,594	$76,350	$297,213	$299,126

Net income	$36,242	$11,753	$117,970	$94,357
Transaction and related (recoveries) costs - SG&A	(2,349)	462	(2,460)	2,507
Fair value movements in stock options - SG&A(*)	(182)	703	5,879	(110)
Restricted share expense - SG&A(*)	350	819	1,142	2,034
Non-operating or non-recurring expenses - SG&A	2,965	981	4,600	3,991
Impairment of intangible assets - Amortization	-	-	4,074	-
Net (gain) loss on financial instruments	(5,819)	3,541	(4,282)	1,725
Loss on extinguishment of debt	1,240	16,924	1,240	16,924
Other expenses	-	-	-	105
Net income tax expense or (recovery)	970	(7,031)	(1,011)	(8,346)
Adjusted net income(A)	$33,417	$28,152	$127,152	$113,187
Note:
(*)Amounts exclude long-term incentive plan ("LTIP") compensation.
(*)(*)Amortization is presented net of amortization expense recorded on the impairment of intangible assets.

Adjusted net income (A)
per weighted average share, basic	$0.29	$0.24	$1.10	$0.97
Adjusted net income (A)
per weighted average share, diluted	$0.29	$0.24	$1.10	$0.97

Replacement and growth expenditures
Replacement expenditures	$33,975	$35,336	$168,014	$154,928
Growth expenditures	25,421	37,545	105,848	91,950
Total replacement and growth expenditures	$59,396	$72,881	$273,862	$246,878

Free cash flow(B)
Cash generated from operating activities (statement of cash flows)	$130,609	$74,184	$450,735	$336,761
Free cash flow(B)	$57,699	$36,620	$191,031	$172,460
Free cash flow (B)
per weighted average share, diluted	$0.50	$0.32	$1.66	$1.48

Dividends
Dividends paid (common shares)	$16,469	$16,260	$63,725	$63,478

Progressive Waste Solutions Ltd. – December 31, 2013 - 9

Segment Highlights – Additional details regarding the FX impact on our comparative results can be found in the Foreign Currency sections of this report.
(all amounts are in thousands of U.S. dollars, unless otherwise stated)
			Three months ended
					December 31
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$495,822	$513,303	$17,481	$502,007	$6,185
Canada	$199,021	$203,371	$4,350	$192,075	$(6,946)
U.S. south	$201,725	$220,896	$19,171	$220,896	$19,171
U.S. northeast	$95,076	$89,036	$(6,040)	$89,036	$(6,040)

Operating expenses	$305,236	$316,480	$11,244	$310,193	$4,957
Canada	$111,411	$113,634	$2,223	$107,347	$(4,064)
U.S. south	$127,051	$140,885	$13,834	$140,885	$13,834
U.S. northeast	$66,774	$61,961	$(4,813)	$61,961	$(4,813)

SG&A (as reported)	$59,814	$62,240	$2,426	$60,671	$857
Canada	$17,528	$18,768	$1,240	$17,651	$123
U.S. south	$20,600	$21,128	$528	$21,128	$528
U.S. northeast	$8,506	$9,545	$1,039	$9,545	$1,039
Corporate	$13,180	$12,799	$(381)	$12,347	$(833)

EBITDA(A) (as reported)	$130,772	$134,583	$3,811	$131,143	$371
Canada	$70,082	$70,969	$887	$67,077	$(3,005)
U.S. south	$54,074	$58,883	$4,809	$58,883	$4,809
U.S. northeast	$19,796	$17,530	$(2,266)	$17,530	$(2,266)
Corporate	$(13,180)	$(12,799)	$381	$(12,347)	$833

Adjusted SG&A	$56,849	$61,357	$4,508	$59,887	$3,038
Canada	$17,528	$18,768	$1,240	$17,651	$123
U.S. south	$20,600	$21,128	$528	$21,128	$528
U.S. northeast	$8,506	$9,545	$1,039	$9,545	$1,039
Corporate	$10,215	$11,916	$1,701	$11,563	$1,348

Adjusted EBITDA(A)	$133,737	$135,466	$1,729	$131,927	$(1,810)
Canada	$70,082	$70,969	$887	$67,077	$(3,005)
U.S. south	$54,074	$58,883	$4,809	$58,883	$4,809
U.S. northeast	$19,796	$17,530	$(2,266)	$17,530	$(2,266)
Corporate	$(10,215)	$(11,916)	$(1,701)	$(11,563)	$(1,348)

Progressive Waste Solutions Ltd. – December 31, 2013 - 10

					Year ended
					December 31
	2012	2013	Change	2013	Change
	(as reported)	(holding FX constant with the comparative period)		(as reported)

Revenues	$1,896,741	$2,049,721	$152,980	$2,026,039	$129,298
Canada	$776,814	$792,759	$15,945	$769,077	$(7,737)
U.S. south	$780,331	$876,888	$96,557	$876,888	$96,557
U.S. northeast	$339,596	$380,074	$40,478	$380,074	$40,478

Operating expenses	$1,154,764	$1,262,404	$107,640	$1,249,252	$94,488
Canada	$432,975	$440,258	$7,283	$427,106	$(5,869)
U.S. south	$485,184	$554,205	$69,021	$554,205	$69,021
U.S. northeast	$236,605	$267,941	$31,336	$267,941	$31,336

SG&A (as reported)	$230,740	$258,600	$27,860	$255,173	$24,433
Canada	$65,378	$73,657	$8,279	$71,457	$6,079
U.S. south	$78,070	$86,687	$8,617	$86,687	$8,617
U.S. northeast	$31,465	$35,870	$4,405	$35,870	$4,405
Corporate	$55,827	$62,386	$6,559	$61,159	$5,332

EBITDA(A) (as reported)	$511,237	$528,717	$17,480	$521,614	$10,377
Canada	$278,461	$278,844	$383	$270,514	$(7,947)
U.S. south	$217,077	$235,996	$18,919	$235,996	$18,919
U.S. northeast	$71,526	$76,263	$4,737	$76,263	$4,737
Corporate	$(55,827)	$(62,386)	$(6,559)	$(61,159)	$(5,332)

Adjusted SG&A	$222,318	$249,163	$26,845	$246,012	$23,694
Canada	$65,378	$73,657	$8,279	$71,457	$6,079
U.S. south	$78,070	$86,687	$8,617	$86,687	$8,617
U.S. northeast	$31,465	$35,870	$4,405	$35,870	$4,405
Corporate	$47,405	$52,949	$5,544	$51,998	$4,593

Adjusted EBITDA(A)	$519,659	$538,154	$18,495	$530,775	$11,116
Canada	$278,461	$278,844	$383	$270,514	$(7,947)
U.S. south	$217,077	$235,996	$18,919	$235,996	$18,919
U.S. northeast	$71,526	$76,263	$4,737	$76,263	$4,737
Corporate	$(47,405)	$(52,949)	$(5,544)	$(51,998)	$(4,593)

Progressive Waste Solutions Ltd. – December 31, 2013 - 11

Revenues
Gross revenue by service type
The table below present’s gross revenue by service type prepared on a consolidated basis and includes the impact of FX.

	Three months ended						Year ended
			December 31				December 31
	2013	%	2012	%	2013	%	2012	%

Commercial	$174,117	34.7	$171,384	34.6	$703,507	34.7	$665,715	35.1
Industrial	89,255	17.8	88,293	17.8	365,843	18.1	336,353	17.7
Residential	116,753	23.3	117,267	23.7	467,170	23.1	440,725	23.2
Transfer and disposal	172,924	34.4	168,318	33.9	706,318	34.9	640,923	33.8
Recycling	16,253	3.2	15,592	3.1	59,864	3.0	65,344	3.4
Other	9,698	1.9	7,467	1.5	42,461	2.1	26,467	1.4
Gross revenues	579,000	115.3	568,321	114.6	2,345,163	115.9	2,175,527	114.6

Intercompany	(76,993)	(15.3)	(72,499)	(14.6)	(319,124)	(15.9)	(278,786)	(14.6)
Revenues	$502,007	100.0	$495,822	100.0	$2,026,039	100.0	$1,896,741	100.0

Revenue growth or decline components – expressed in percentages and excluding FX
The table below has been prepared assuming Canadian and U.S. dollar parity except for percentages presented that include FX.

	Three months ended		Year ended
		December 31		December 31
	2013	2012	2013	2012

Price
Core price	1.6	1.2	1.1	1.4
Fuel surcharges	(0.2)	0.3	-	0.4
Recycling and other	0.7	(1.0)	0.1	(1.6)
Total price growth	2.1	0.5	1.2	0.2

Volume	(1.1)	0.1	0.7	(1.2)
Total organic growth (decline)	1.0	0.6	1.9	(1.0)

Acquisitions	2.5	6.4	6.2	4.5
Total growth excluding FX	3.5	7.0	8.1	3.5

FX	(2.3)	1.4	(1.3)	(0.4)
Total growth including FX	1.2	8.4	6.8	3.1

Progressive Waste Solutions Ltd. – December 31, 2013 - 12

Free cash flow(B)

Purpose and objective
The purpose of presenting this non-GAAP measure is to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our relative performance to our peers and to assess the availability of funds for growth investment, share repurchases, debt repayment or dividend increases.

Free cash flow(B) - cash flow approach
	Three months ended			Year ended
			December 31			December 31
	2013	2012	Change	2013	2012	Change

Cash generated from operating activities	$130,609	$74,184	$56,425	$450,735	$336,761	$113,974

Operating and investing
Stock option expense (recovery)(*)(*)	(182)	703	(885)	5,879	(110)	5,989
LTIP portion of restricted share expense(*)(*)	(212)	-	(212)	(862)	-	(862)
Acquisition and related (recoveries) costs	(2,349)	462	(2,811)	(2,460)	2,507	(4,967)
Non-operating or non-recurring expenses	2,965	981	1,984	4,600	3,991	609
Other expenses	-	-	-	-	105	(105)
Changes in non-cash working capital items	(19,706)	27,322	(47,028)	(11,530)	68,657	(80,187)
Capital and landfill asset purchases(*)	(59,396)	(72,881)	13,485	(273,862)	(246,878)	(26,984)
Proceeds from the sale of capital assets	5,551	654	4,897	21,183	2,761	18,422

Financing
Loss on extinguishment of debt (net of non-cash portion)	-	5,198	(5,198)	-	5,198	(5,198)
Recovery (purchase) of restricted shares(*)(*)	-	-	-	(1,591)	(541)	(1,050)
Net realized foreign
exchange loss (gain)	419	(3)	422	(1,061)	9	(1,070)
Free cash flow(B)	$57,699	$36,620	$21,079	$191,031	$172,460	$18,571

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $4,600 and $12,300 for the three months ended and $38,600 and $26,100 for the years ended December 31, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Progressive Waste Solutions Ltd. – December 31, 2013 - 13

Free cash flow(B) – adjusted EBITDA(A)  approach
We typically calculate free cash flow(B) using an operations approach which is better reflects how we manage the business and free cash flow(B).

	Three months ended			Year ended
			December 31			December 31
	2013	2012	Change	2013	2012	Change

Adjusted EBITDA(A)	$131,927	$133,737	$(1,810)	$530,775	$519,659	$11,116

Recovery (purchase) of restricted shares(*)(*)	-	-	-	(1,591)	(541)	(1,050)
Capital and landfill asset purchases(*)	(59,396)	(72,881)	13,485	(273,862)	(246,878)	(26,984)
Proceeds from the sale of capital assets	5,551	654	4,897	21,183	2,761	18,422
Landfill closure and post- closure expenditures	(742)	(1,336)	594	(4,276)	(6,737)	2,461
Landfill closure and post- closure cost accretion expense	1,418	1,313	105	5,655	5,240	415
Interest on long-term debt	(15,482)	(14,494)	(988)	(60,754)	(57,428)	(3,326)
Non-cash interest expense	854	596	258	3,436	5,665	(2,229)
Current income tax expense	(6,431)	(10,969)	4,538	(29,535)	(49,281)	19,746
Free cash flow(B)	$57,699	$36,620	$21,079	$191,031	$172,460	$18,571

Note:
(*)Capital and landfill asset purchases include infrastructure expenditures of approximately $4,600 and $12,300 for the three months and $38,600 and $26,100 for the years ended December 31, 2013 and 2012, respectively.

(*)(*)Amounts exclude LTIP compensation.

Funded debt to EBITDA (as defined and calculated in accordance with our consolidated facility)
The ratio of funded debt to EBITDA, which includes first year pro forma EBITDA for completed acquisitions, is 2.88 times.

Foreign Currency
(in thousands of U.S. dollars unless otherwise stated)

	2013			2012
	Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss		Consolidated Balance Sheet	Consolidated Statement of Operations and Comprehensive Income or Loss
	Current	Average	Cumulative Average	Current	Average	Cumulative Average

March 31	$0.9846	$0.9912	$0.9912	$1.0009	$0.9988	$0.9988
June 30	$0.9513	$0.9772	$0.9841	$0.9813	$0.9899	$0.9943
September 30	$0.9723	$0.9630	$0.9770	$1.0166	$1.0052	$0.9979
December 31	$0.9402	$0.9525	$0.9707	$1.0051	$1.0088	$1.0006

Quarterly dividend declared
The Company’s Board of Directors declared a quarterly dividend of $0.15 Canadian per share to shareholders of record on March 31, 2014.  The dividend will be paid on April 15, 2014.  The Company has designated these dividends as eligible dividends for the purposes of the Income Tax Act (Canada).

Progressive Waste Solutions Ltd. – December 31, 2013 - 14

Definitions

(A) All references to “Adjusted EBITDA” in this document are to revenues less operating expense and SG&A, excluding certain SG&A expenses, on the consolidated statement of operations and comprehensive income or loss.  Adjusted EBITDA excludes some or all of the following: certain SG&A expenses, restructuring expenses, goodwill impairment, amortization, net gain or loss on sale of capital assets, interest on long-term debt, net foreign exchange gain or loss, net gain or loss on financial instruments, loss on extinguishment of debt, other expenses, income taxes and income or loss from equity accounted investee.  Adjusted EBITDA is a term used by us that does not have a standardized meaning prescribed by U.S. GAAP and is therefore unlikely to be comparable to similar measures used by other companies.  Adjusted EBITDA is a measure of our operating profitability, and by definition, excludes certain items as detailed above.  These items are viewed by us as either non-cash (in the case of goodwill impairment, amortization, net gain or loss on financial instruments, net foreign exchange gain or loss, deferred income taxes and net income or loss from equity accounted investee) or non-operating (in the case of certain SG&A expenses, restructuring expenses, net gain or loss on sale of capital assets, interest on long-term debt, loss on extinguishment of debt, other expenses, and current income taxes).  Adjusted EBITDA is a useful financial and operating metric for us, our Board of Directors, and our lenders, as it represents a starting point in the determination of free cash flow(B).  The underlying reasons for the exclusion of each item are as follows:

Certain SG&A expenses – SG&A expense includes certain non-operating or non-recurring expenses.  Non-operating expenses include transaction costs or recoveries related to acquisitions, fair value adjustments attributable to stock options and restricted share expense.  Non-recurring expenses include certain equity based compensation, payments made to certain senior management on their departure and other non-recurring expenses from time-to-time.   These expenses are not considered an expense indicative of continuing operations.  Certain SG&A costs represent a different class of expense than those included in adjusted EBITDA.

Restructuring expenses – restructuring expenses includes costs to integrate certain operating locations with our own, exiting certain property and building and office leases, employee severance and employee relocation costs all of which were incurred in connection with our acquisition of WSI.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, restructuring expenses represent a different class of expense than those included in adjusted EBITDA.

Goodwill impairment – as a non-cash item goodwill impairment has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Amortization – as a non-cash item amortization has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on sale of capital assets – proceeds from the sale of capital assets are either reinvested in additional or replacement capital assets or used to repay revolving credit facility borrowings.

Interest on long-term debt – interest on long-term debt reflects our debt/equity mix, interest rates and borrowing position from time to time.  Accordingly, interest on long-term debt reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Net foreign exchange gain or loss – as non-cash items, foreign exchange gains or losses have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Net gain or loss on financial instruments – as non-cash items, gains or losses on financial instruments have no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

Loss on extinguishment of debt – loss on extinguishment of debt is a function of our debt financing.  Accordingly, it reflects our treasury/financing activities and represents a different class of expense than those included in adjusted EBITDA.

Other expenses – other expenses typically represent amounts paid to certain management of acquired companies who are retained by us post acquisition and amounts paid to certain executives in respect of acquisitions successfully completed.  These expenses are not considered an expense indicative of continuing operations.  Accordingly, other expenses represent a different class of expense than those included in adjusted EBITDA.

Income taxes – income taxes are a function of tax laws and rates and are affected by matters which are separate from our daily operations.

Net income or loss from equity accounted investee – as a non-cash item, net income or loss from our equity accounted investee has no impact on the determination of free cash flow(B) and is not indicative of our operating profitability.

All references to “Adjusted EBITA” in this document represent Adjusted EBITDA after deducting amortization of capital and landfill assets.  All references to “Adjusted operating income or adjusted operating EBIT” in this document represent Adjusted EBITDA after adjusting for net gain or loss on the sale of capital assets and all amortization expense, including amortization expense recognized on the impairment of intangible assets.  All references to “Adjusted net income” are to adjusted operating income after adjusting net gain or loss on financial instruments, loss on extinguishment of debt, other expenses and net income tax expense or recovery.

Progressive Waste Solutions Ltd. – December 31, 2013 - 15

Adjusted EBITA, Adjusted operating income or adjusted operating EBIT and Adjusted net income should not be construed as measures of income or of cash flows.  Collectively, these terms do not have standardized meanings prescribed by U.S. GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  Each of these measures are important for investors and are used by management in the management of its business.  Adjusted operating income or adjusted operating EBIT removes the impact of a company’s capital structure and its tax rates when comparing the results of companies within or across industry sectors.  Management uses Adjusted operating EBIT as a measure of how its operations are performing and to focus attention on amortization and depreciation expense to drive higher returns on invested capital.  In addition, Adjusted operating EBIT is used by management as a means to measure the performance of its operating locations and is a significant metric in the determination of compensation for certain employees.  Adjusted EBITA accomplishes a similar comparative result as Adjusted operating EBIT, but further removes amortization attributable to intangible assets.  Intangible assets are measured at fair value when we complete an acquisition and amortized over their estimated useful lives.  We view capital and landfill asset amortization as a proxy for the amount of capital reinvestment required to continue operating our business steady state.  We believe that the replacement of intangible assets is not required to continue our operations as the costs associated with continuing operations are already captured in operating or selling, general and administration expenses.  Accordingly, we view Adjusted EBITA as a measure that eliminates the impact of a company’s acquisitive nature and permits a higher degree of comparability across companies within our industry or across different sectors from an operating performance perspective.  Finally, Adjusted net income is a measure of our overall earnings and profits and is further used to calculate our net income per share.  Adjusted net income reflects what we believe is our “operating” net income which excludes certain non-operating income or expenses.  Adjusted net income is an important measure of a company’s ability to generate profit and earnings for its shareholders which is used to compare company performance both amongst and between industry sectors.

 (B) We have adopted a measure called “free cash flow” to supplement net income or loss as a measure of our operating performance.  Free cash flow is a term which does not have a standardized meaning prescribed by U.S. GAAP, is prepared before dividends declared and shares repurchased, and may not be comparable to similar measures prepared by other companies.  The purpose of presenting this non-GAAP measure is to provide disclosure similar to the disclosure provided by other U.S. publicly listed companies in our industry and to provide investors and analysts with an additional measure of our value and liquidity.  We use this non-GAAP measure to assess our performance relative to other U.S. publicly listed companies and to assess the availability of funds for growth investment, debt repayment, share repurchases or dividend increases.  All references to “free cash flow” in this document have the meaning set out in this note.

Progressive Waste Solutions Ltd. – December 31, 2013 -  16

2014 outlook assumptions and factors
The Company’s 2014 outlook includes a variety of assumptions and factors.  The Company’s 2014 outlook is the aggregation of each location’s operating and financial plans for 2014.  Each operating location builds its 2014 plan employing a bottom-up approach, which includes a forecast of price, volumes, new business volume, pricing growth and lost business.  Each location’s outlook includes assumptions around productivity, operating costs, selling, general and administrative costs and capital and landfill expenditures.  The assumptions applied at each operating location vary as a result of the environment in which it competes to provide service and the combination of assumptions is unique to each location.  Accordingly, the assumptions applied in one location will differ from those applied in another, reflecting differences in the general economic environment, the locations share of the market, competition in the market, the locations operating strategy for the coming year, compensation levels, disposal rates, fuel prices, maintenance costs, to name a few.

The Company has prepared its 2014 outlook assuming the Canadian and U.S. dollars are exchanged at $0.90.  A strengthening of the Canadian dollar relative to the U.S. dollar results in higher reported revenues, EBITDA(A) and net income and also increases the Company’s reported balance sheet amounts.  Should the Canadian dollar weaken relative to the U.S. dollar, the inverse result will occur.

The Company has assumed that there is no significant positive or negative change to the economic environment in the preparation of its outlook for 2014.  Each operating location considers the economic environment in which it operates when preparing its 2014 outlook.  A significant positive or negative change to the economic environment could have a significant impact on the business as a whole, or isolated locations where we operate.  Significant economic changes will have the most pronounced impact on our services which are more sensitive to changes in the economic environment, including, most notably, industrial, disposal and material recycling services.  Additional information pertaining to the sensitivity of certain services we provide relative to the economic environment are outlined in greater detail in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis (“MD&A”).

The Company has included forward looking information pertaining to revenues, specific events, selling, general and administrative expense, interest expense, taxation, share repurchases, our liquidity, withholding taxes and amortization expense in the Outlook section of its MD&A.  Readers are cautioned that some or all of the forward looking information may not occur as we expect which could result in a significant difference between our 2014 outlook and our the results we actually achieve.

We historically complete several acquisitions in an operating year.  However, our outlook does not contemplate us acquiring any companies in 2014.  The timing, nature, size and contribution of each acquisition to our financial performance is not known until the acquisition is consummated.  Accordingly, we have specifically excluded any acquisitions from our 2014 outlook for these reasons.  Readers are cautioned that our actual 2014 results may include acquisitions, which if completed will impact our 2014 results.  Acquisitions will contribute additional revenues, earnings, additional capital requirements, and typically increase our long-term debt levels.  Contributions from acquisitions completed in the prior year are included in our 2014 outlook.

Our estimate for capital and landfill expenditures follows the same bottom-up approach outlined above.  Our capital and landfill estimate is subject to many factors and uncertainties, some of which are out of our control, including availability, timing of receipt and cost.  Management may also withhold or advance capital at a pace inconsistent with its 2014 outlook due to factors that it deems necessary to best manage the Company’s financial resources which could impact the Company’s levels of debt and the interest expense expected in its 2014 outlook.  Management may also withhold capital and landfill expenditures from its 2014 outlook or accelerate expenditures which are not otherwise contemplated in its 2014 plan.  Finally, capital expenditures in respect of infrastructure projects may be delayed or advanced which could impact the projects contribution to our planned revenues, EBITDA(A) and net income for 2014.

Cash taxes are derived from estimated levels of income subject to tax across each of the Company’s locations and jurisdictions we operate in.  We have assumed that losses remain available at current levels to shield income otherwise subject to tax and our estimate of cash tax reflects posted Federal, Provincial or State tax rates, as applicable.  A significant change in either Federal, Provincial or State tax rates, or our availability of losses available to shield income otherwise subject to tax could result in a significant change in our cash tax estimate for 2014.  Additionally, our operating performance could have a significant impact on our 2014 outlook for cash taxes.  Cash taxes are predominantly incurred by the Company from its Canadian operations.  A failure of the Canadian operations to deliver on its 2014 outlook would result in a reduction in cash taxes.  Outperforming our 2014 outlook will result in higher cash tax amounts.  Additionally, our cash tax estimates assume that we will continue to have available to us a similar level of tax deduction that was available to us in the prior year.  Changes to either the availability or amount of deduction could result in a significant change to income subject to tax and ultimately cash taxes.

Progressive Waste Solutions Ltd. – December 31, 2013 -  17

Free cash flow(B) is the result of aggregating each locations performance, capital spend and landfill closure and post-closure cost accretion, coupled with cash taxes and interest expense.  As noted above, each of these items is subject to its own set of assumptions and uncertainties.  Accordingly, a change in any one or all of these assumptions could have a positive or negative impact on our ability to generate our projected free cash flow(B) amounts for 2014.

Caution regarding forward looking statements
The Company’s 2014 outlook is subject to the same risks and uncertainties outlined in the Risk and Uncertainties section of the Company’s Management Discussion and Analysis, as applicable and investors are urged to fully review these sections before making an investment decision.  This press release contains forward-looking statements and forward-looking information.  Forward-looking statements are not based on historical facts but instead reflect our expectations, estimates or projections concerning future results or events.  These statements can generally be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “budget,” “continue,” “could,” “estimate,” “expect,” “forecast,” “goals,” “intend,” “intent,” “belief,” “may,” “plan,” “foresee,” “likely,” “potential,” “project,” “seek,” “strategy,” “synergies,” “targets,” “will,” “should,” “would,” or variations of such words and other similar words.  Forward-looking statements include, but are not limited to, statements relating to future financial and operating results and our plans, objectives, prospects, expectations and intentions.  These statements represent our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors.  Numerous important factors could cause our actual results, performance or achievements to differ materially from those expressed in or implied by these forward-looking statements, including, without limitation, those factors outlined in the Risks and Uncertainties section of the Company’s Management Discussion and Analysis.  We caution that the list of factors is illustrative and by no means exhaustive.  In addition, we cannot assure you that any of our expectations, estimates or projections will be achieved.

All forward-looking statements should be evaluated with the understanding of their inherent uncertainty.  All forward-looking statements in this press release are qualified by these cautionary statements.  The forward-looking statements in this press release are made as of the date of this press release and we disclaim any obligation to publicly update any forward-looking statement to reflect subsequent events or circumstances, except as required by law.

About Progressive Waste Solutions Ltd.
As one of North America’s largest full-service waste management companies, we provide non-hazardous solid waste collection, recycling and disposal services to commercial, industrial, municipal and residential customers in 13 U.S. states and the District of Columbia and six Canadian provinces.  We serve our customers with vertically integrated collection and disposal assets.  Progressive Waste Solutions Ltd.’s shares are listed on the New York and Toronto Stock Exchanges under the symbol BIN.

To find out more about Progressive Waste Solutions, visit our website at www.progressivewaste.com.

Further Information
Progressive Waste Solutions Ltd.
Chaya Cooperberg
VP, Investor Relations and Corporate Communications
Tel:  (905) 532-7517
Email: chaya.cooperberg@progressivewaste.com

Laura Lepore
Manager, Investor Relations and Corporate Communications
Tel:  (905) 532-7519
Email: laura.lepore@progressivewaste.com

Management will hold a conference call on Thursday, February 13, 2014, at 8:30 a.m. (ET) to discuss results for the three months and year ended December 31, 2013. Participants may listen to the call by dialing 1-888-241-0394, conference ID 21531740, at approximately 8:20 a.m. (ET). International or local callers should dial 647-427-3413. The call will also be webcast live at www.streetevents.com and at www.progressivewaste.com. A supplemental slide presentation will be available at www.progressivewaste.com.

A replay will be available after the call until Wednesday, February 27, 2014, at midnight, and can be accessed by dialing 1-855-859-2056, conference ID 21531740. International or local callers can access the replay by dialing 404-537-3406. The audio webcast will also be archived at www.streetevents.com and www.progressivewaste.com.

Progressive Waste Solutions Ltd. – December 31, 2013 - 18